

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2014

Nicholas Schorsch
Executive Chairman of the Board of Directors
RCS Capital Corporation
405 Park Ave., 15th Floor
New York, NY 10022

Re: **RCS Capital Corporation**
       Registration Statement on Form S-1
       Filed February 13, 2014
       File No. 333-193925

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   To the extent more recent financial information is publicly available for RCS or the target companies please revise your document accordingly. We may have additional comments once this information has been included in your document.

Prospectus Summary, page 1

2.   You have stated several times throughout your registration statement that the offering is not conditioned upon the closing of the pending acquisitions. As such it is important for a reader to be able to clearly distinguish between activities that you have engaged in through the date of the prospectus, and those activities which you will engage in following the closing of the pending acquisitions. Investors must also be able to understand how your business might change if you fail to complete one or more of the acquisitions and the resulting impact on your strategy and prospects. Several comments

below note particular areas of your disclosure which need to be revised, however you should also apply this concept throughout your registration statement.

3.   Please revise the Overview and Our Businesses sections to speak to your business as it currently exists. If you determine to also describe things as they would be on a pro forma basis, please do so under clearly identified captions afterward.

Wholesale Distribution, page 2

4.   Please revise this section to include support for the assertion that you are the leading multi-product distributer of and that American Realty Capital is the leading sponsor of real estate direct investment programs.

Investment Management, page 3

5.   Please describe the "other services" that you intend to provide to the Hatteras family of funds.

Growing Market for Direct Investment Programs and Alternative Investment Solutions, page 5

6.   Revise this section to clarify how a growth in the demand for liquid alternative investments impacts non traded REITs, which is one of your main product offerings and do not have active trading markets.

Our Competitive Advantages, page 6

7.   Please make it clear as to what you see as your competitive advantages are now and what you perceive to be your competitive advantages are after giving effect to the pending acquisitions.

8.   Please provide more detail as to how you expect to be able to reduce operating expenses in the near term based on the breadth and scope of the proposed acquisitions.

Industry leading risk management and controls, with increased scale affording further investment with higher efficiency, page 7

9.   Both in this section and in your disclosure on page 81 you indicate that you have a competitive advantage due to your risk management platform. However, you go on to disclose that you "expect to develop" a centralized risk management platform. You also disclose in the risk factors section that your risk management program may not be sufficient to identify unexpected risks. Please revise this section to discuss your current risk management resources, including the resources that RCS has in place to integrate the existing risk management programs for your new subsidiaries. Consider appropriate revisions to the section headings based upon your revised disclosure.

Our Financial Model, page 9

10.   Please revise this section as described above in comment one.

Our Structure, page 16

11.   Please include a diagram indicating your current structure. Also please revise your "final" diagram to indicate the shares that Luxor will hold. Please make the same changes on page 99 as well.

Risk Factors, page 23

If the Cetera merger does not occur, we may incur payment obligations to Cetera, page 24

12.   Revise this risk factor to clarify the impact of the termination fee by comparing the $75 million fee to your current net book value and the book value of the company after this offering.

The SEC may limit 12b-1 fees, page 30

13.   Revise this risk factor to clarify how much 12b-1 fees contributed to your revenues in your current form. Separately indicate the extent to which the revenues and earnings of your proposed acquisitions.

We have incurred, and expect to continue incurring, substantial expenses…, page 27

14.   Please revise this risk factor to quantify your expenses in connection with completing the pending acquisitions.

15.   Revise this risk factor to quantify the fees payable to your manager, including fees paid in the most recent quarters, as a percentage of your reported income.

Risks Related to Our Business, page 31

16.   Please include a risk factor that describes the risks associated with the fact that none of your officers or employees are dedicated exclusively to your operations, as you disclose on page 126.

Our risk management policies and procedures may leave us exposed to unidentified risk or an unanticipated level of risk, page 36

17.   Investors must be able to understand the impact of each risk identified in the risk factors section. Please revise this section to discuss specific weaknesses or other factors that led

management to conclude that ineffective risk management was a risk to investors. For instance, have you had significant, unexpected losses that your current policies, or prior policies, failed to identify?

The acquired businesses are exposed to regulatory, compliance and legal risks…, page 41

18.   Please provide support for your statement that "it is not uncommon for regulators to assert, upon completion of an examination, that the broker-dealer or investment adviser being examined has violated certain of these rules and regulations."

19.   The risk factors should highlight the risks to an investor from an investment in your securities, including the likelihood of a particular risk impacting your business and the magnitude of any impact. Please also revise this risk factor to clarify for investors the likelihood that your businesses may be impacted by regulatory actions.

Difficult market conditions for investment products can adversely affect our business, page 43

20.   Revise this risk factor, or add a separate risk factor, to discuss any particular market conditions that might have a direct impact on your business. For instance, you mention an increase in interest rates might impact your direct investment programs. Consider providing a specific risk factor that discusses how higher interest rates might impact the market for your products, including the impact on the cash flows available to investors, or the relative returns compared to other investments.

If we were deemed an investment company…, page 45

21.   Please provide us with your analysis supporting your conclusion that you are not, and your operations will not cause you to have to register as an investment company under the Investment Company Act of 1940.

Use of Proceeds, page 55

22.   Please provide as much quantification as possible in this section as to what you intend to use the proceeds from your two concurrent offerings. In particular, please clarify the cash consideration that you expect to play as part of each of the acquisitions.

Dividend Policy and Dividends, page 57

23.   Please describe the "customary negative covenants" that will be in the Cetera financing documents.

Capitalization, page 58

24.   Please revise your table to include a beginning column that presents your actual historical amounts as of the date presented. Revise to provide the effects of the Luxor and related Bank Commitment financing in a separate column from the pending acquisitions, with appropriate footnote disclosure as to how the amounts that are reflected therein were computed and identifying the triggers on which those amounts are contingent.

25.   You disclose in footnote (3) that the amounts to be presented here do not include certain of your Class A shares issuable upon the conversion of the preferred stock to be issued in conjunction with the Cetera acquisition. If true, please revise your disclosure to state that the Class A shares are not reflected here because you are not assuming the conversion of the preferred stock. If not, please tell us in greater detail what you mean here and why these shares are not reflected in your table.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

26.   We note your statement that your discussion of your business assumes the consummation of the pending acquisitions. We do not feel that this is appropriate under the disclosures Section 303 of Regulation S-K requires. Please revise to first present your actual historical amounts. Then to the extent you provide additional data assuming the consummation of pending transactions, use separate captions and tables so a reader can clearly distinguish your pro forma discussions.

27.   On page 33 and again on page 89 you discuss the fact that as a result of American Realty Capital's merger with Cole, your parent agreed not to sponsor Net Lease REITs. You also disclose that in 2013, Net Lease REITs accounted for 38% of your sales. We further note that one of the main products that you intend to provide to the clients of your new broker affiliates is access to direct investment in non traded REITs. Revise this section to discuss management's view of the impact of the restriction, including the impact on your wholesale sales as well as the impact on the broker dealer subsidiaries. Consider revising your disclosure in the Summary and Risk Factors based upon your response.

28.   We note your discussion of the rapid growth of non traded REITs and other alternative investment strategies. It appears that one of the main products that you intend to offer to the clients of your new broker dealer and asset management subsidiaries are non traded REITs. We also note your discussion of the impact of interest rate risk on your company. Revise this section to discuss management's view of the impact of an increase in interest rates upon sales of non traded REITs.

Wholesale Distribution, page 62

29.   Please provide support for your assertion that you are the leading multi-product
        distributor of direct investment program offerings to independent broker-dealers and the
        retail financial advisor community.

Business, page 77

30.   Please revise this section so it speaks to your activities during previous periods, as
        contemplated by Section 101 of Regulation S-K. Then to the extent you provide
        additional data assuming the consummation of pending transactions, please use separate
        captions and tables so a reader can clearly distinguish your pro forma discussions.

Specialized focus on alternative assets and direct investment programs, page 81

31.   We note that on page 7 and again in this section you indicate that you believe you will be
        a leading distributor of liquid mutual funds. Please tell us which particular liquid mutual
        funds you, or your proposed subsidiaries, distribute.

Significant revenue and operating synergies potential among businesses, page 81

32.   Please tell us about the expected cost savings, including an estimate of the back-office
        redundancies between your potential new retail advice operations.

Our Financial Advisors, page 84

33.   Please describe what the professional status of your financial advisors will be that are not
        "registered" as investment advisors or "registered" broker-dealers.

34.   Please provide support for your assertions that your financial advisors "will be viewed as
        local providers of independent advice with access to the knowledge and resources of a
        nation-wide network" and that the "have entrepreneurial aspirations and will be attracted
        to the flexibility, control and economics inherent in [y]our model."

Our Structure and the Exchange Transactions, page 97

The Pending Acquisitions, page 100

35.   On page 102 you indicate that your parent purchased First Allied for $177 million on
        June 5, 2013. You also indicate that in February, your parent sold First Allied to you for
        $207.5 million plus assumed liabilities. Please tell us the allocation of the sales price
        from your parent, including any valuation multiples used to derive the increase in the
        purchase price over the original purchase price. Also, please provide us with an estimate
        of the amount of liabilities that RCS will assume as part of the acquisition. Quantify the

amount of any capital contributions or dividends that the parent made to or received from First Allied since acquiring it. Consider revising your conflicts risk factors on page 48 based upon your response.

The Cetera Commitments, page 107

36.   Please revise to more transparently quantify the amount by which these funding arrangements would be reduced, be required to be repaid, or be cancelled if any of the mergers are not completed. For example, the Bank Commitment total available funding appears to be reduced in the event one of the acquisitions is terminated or abandoned. Further, it appears that the Luxor common stock purchase will be completed regardless of whether any of the mergers are completed but the Luxor preferred stock and convertible debt appear to be contingent on the completion of the Cetera merger. A tabular presentation showing the minimum amount of financing compared to the maximum amount of financing may be helpful.

37.   Please disclose any prior relationships you, RCAP Holdings, Parent, or AR Capital LLC have with Luxor and/or Cetera.

38.   Please provide a chart that lists all of the various commitments and agreements connected to the Cetera acquisition, the Luxor financing commitment, and the Bank Commitment. As part of your response, clearly define the "certain other permitted acquisitions" to which you are limited by the Bank Commitment.

Executive Compensation, page 121

39.   Please disclose here, and in the RCS Capital Management and American Realty Capital section beginning on page 125 as appropriate, the amount you paid to RCS Capital Management in your last completed fiscal year.

Management and Incentive Fees, page 127

40.   Revise this section, or your discussion in the summary section, to disclose the amounts paid under both the management and incentive fees in each of the periods since the agreement went into effect. Please revise this section also to discuss the impact of this offering, and the other offerings that you currently plan, including the Luxor private placement, upon the calculation of the fees going forward.

Index to Financial Statements and Unaudited Pro Forma Information, page F-1

41.   We note that you have provided separate financial statements for Tower Square Securities, Inc., Walnut Street Securities, Inc., Legend Advisory Corporation, and Legend Equities Corporation for the year ended 2011 versus the year ended 2012. To the extent that you continue to provide financial statements for multiple annual periods for entities

acquired or to be acquired in your future filings, please revise to present them in comparative format rather than separately for the periods required.

Unaudited Pro Forma Consolidated Statement of Financial Condition…, page F-3

Unaudited Pro Forma Consolidated Statement of Financial Condition, September 30, 2013, page F-5

42.   Please revise your presentation of the adjustments related to the Cetera merger to present the financing transactions in separate adjustment columns from the merger transaction adjustments. We note from your discussion beginning on page 107 that while certain of the financings and securities issued require the completion of the Cetera merger, others do not. We also note that the proceeds related to certain of these financings may also be used for other corporate activities, such as funding of the other acquisitions or for general purposes.

43.   Refer to Rule 170 of the Securities Act. Please revise your pro forma financial information to reflect only the minimum amount of financing you will receive if the mergers are not consummated and that is without contingency or restriction. In this regard, we note your disclosure on page 107 that the facility is subject to automatic reduction or you may be required to prepay the bank loan if certain mergers are abandoned or terminated. Please also revise Note 32 on page F-14 to narratively disclose the incremental amount of additional funds you will receive if the various terms of funding are met.

44.   We note that certain of the companies you intend to acquire have significant deferred tax assets relating to net operating loss carry forwards, some of which have a full valuation allowance recorded in the historical financial statements and some of which do not. Please tell us how you concluded the extent to which these deferred tax assets remain realizable in the event of a change in control. To the extent that you will no longer be able to realize these assets because of a change of control event (or your ability is otherwise diminished), please provide an adjustment to remove these assets from your pro forma balance sheet. If you believe you will have sufficient future taxable income to be able to realize these assets, more clearly disclose that fact and tell us in detail the positive and negative evidence you considered when reaching this conclusion in light of the significant and ongoing losses of certain of these targets. Revise the footnotes to your pro forma balance sheet to more clearly identify the positive and negative evidence you considered in your conclusions related to these deferred tax assets. Please also revise your Unaudited Pro Forma Consolidated Statement of Operations on pages F-21 and F-33, as appropriate.

Notes to Unaudited Pro Forma Consolidated Statement of Financial Condition, page F-11

45.   In Note 5, you disclose that the merger consideration paid to Investors Capital Holdings, Inc. (ICH) totals $52.2 million, but on page 104, you disclose this amount to be $52.5 million. Please revise to reconcile this apparent inconsistency.

46.   Please revise Note 17 to disclose the methodology and assumptions used to determine the amount of liability recorded related to the fair value of contingent consideration and earn outs for the Hatteras merger.

47.   You disclose in Note 18 on page F-12, Note 12 on page F-23, and in Note 16 on page F-35 that you anticipate the repayment of Hatteras' line of credit and notes payable. We also note that this requirement is not included in the purchase agreement terms disclosed on page 103. Please tell us how you determined that this repayment was both directly attributable to the transaction and factually supportable for inclusion in your pro forma presentation as part of the effects of this acquisition. To the extent you are able to support that this adjustment is appropriate for inclusion under Item 11-02(b)(6) of Regulation S-X, please revise your disclosure to identify where the offset to this adjustment is recorded and explain why the repayment of these debt instruments is not reflected in your adjustment to cash.

48.   Please revise Note 43 to more clearly disclose how you computed the estimated liability of $10,800,000 for future stock and cash consideration pursuant to the J.P. Turner merger agreement. Quantify the amount of the shares you anticipate issuing under this agreement.   Quantify the maximum amounts that could be triggered under the merger agreement as well as the triggers for such payments.

49.   Your pro forma adjustment related to the J.P. Turner merger appears to reflect that all initial consideration is paid in cash; however, the merger agreement terms disclosed on page 105 indicate that only 70% of the merger consideration will be paid in cash and the remainder is to be paid in stock, with a portion of both cash and stock in each of two installments. Please revise your presentation to appropriately reflect these terms or revise to reconcile the apparent contradiction in these disclosures.

50.   You disclose that you allocated $205.2 million of new goodwill and intangible assets related to the acquisition of First Allied. Revise Note 46 to more clearly identify the purchase price you are using for this allocation. Confirm in your disclosure that you are accounting for your acquisition of First Allied as a transfer under common control from your parent. As such, clearly disclose how you recorded the $30.5 million differential between the consideration of $177 million your parent paid to acquire First Allied and the $207.5 million that you expect to pay to your parent in conjunction with the transfer.

51.   You disclose in Note 47 on page F-16, Note 30 on page F-24, and Note 34 on page F-36 that you anticipate the repayment of First Allied's term loan and revolving line of credit.

We also note that this requirement is not included in the purchase agreement terms disclosed beginning on page 102. Please tell us how you determined that this repayment was directly attributable to the transaction and is factually supportable for inclusion in your pro forma presentation as part of the effects of this acquisition. To the extent you are able to support that this adjustment is appropriate for inclusion under Item 11-02(b)(6) of Regulation S-X, please revise your disclosure to identify where the offset to this adjustment is recorded and to explain why the repayment of these debt instruments is not reflected in your adjustment to cash.

52.   There does not appear to be an adjustment to deferred taxes related to the intangibles recorded in the acquisition of J.P. Turner, similar to the deferred tax adjustments for your other mergers.   Please tell us how you determined that no such adjustment was warranted, or revise your disclosure in Note 42 accordingly.

53.   Please revise your disclosure in Notes 51 and 52 to clarify the assumptions used to determine the amount of these adjustments.   In this regard, it is unclear how conversion of the Class B shares and Operating Subsidiaries Units to Class A shares causes an adjustment to your deferred tax liability. If this relates to your tax receivable agreement discussed on page 131, clarify your disclosure to specifically describe how.

54.   Please revise your disclosure in Note 54 to provide the assumptions used to determine the appropriate amount of this adjustment.

Unaudited Pro forma Consolidated Statement of Operations, September 30, 2013, page F-18

55.   To the extent you continue to present separate financial information for Cetera, Walnut, and Tower Square within your pro forma financial statements, please revise your presentation, both here and on page F-28, to quantify any adjusting items relating to the combination of these entities separately from the adjustments relating to the merger of Cetera with RCAP, either in a separate column within the table or within the footnotes.

Notes to Unaudited Pro Forma Consolidated Statement of Operations, page F-22

56.   Please revise Note 2, both here and on page F-34, to describe the basis for your assumption of an $18.53 share price to estimate the amount of shares outstanding related to the ICH and Summit mergers, as well as the Follow-on issuance shares. Discuss why the use of this share price is appropriate given the terms of the various instruments to be issued in connection with your financings and mergers.

57.   You disclose that you intend to issue a maximum of 30% of the purchase price paid to J.P. Turner in shares, a portion of which is paid at closing and the rest on the first anniversary of the closing. However, we could not locate any adjustment related to the initial issuance in your pro forma earnings per share calculation at either September 30, 2013 or December 31, 2012. Please revise future filings to more clearly reflect an

adjustment related to that acquisition, or tell us how you concluded that such an adjustment was not required.

58.   Please revise Note 11 on page F-22 and Note 15 on page F-35 to more clearly specify what the adjustment relates to.

59.   Revise your footnotes regarding the amortization of acquired intangibles for each of your acquisitions reflected here to provide sufficient information to allow the reader to recalculate the pro forma adjustment to the income statement.

60.   Please revise Note 13 on page F-23 and Note 17 on page F-35 to more clearly disclose the nature of the specific intangibles you intend to record upon acquisition of Hatteras. Please also revise your disclosure to clarify the basis for the anticipated weighted average life of 13 years as disclosed on F-23 and why it appears to be significantly longer than the four years disclosed in Hatteras' financial statements on pages F-85 and F-103.

61.   Please tell us why you believe an adjustment to remove Hatteras' non-controlling interest from the financial statements, both at September 30, 2013 and December 31, 2012, is appropriate, and revise your footnote to more clearly disclose the nature of this interest and how it will be eliminated. In this regard, non-controlling interests would relate to one or more subsidiaries of Hatteras, and your disclosure on page 103 does not indicate that you are repurchasing any non-controlling interests from any of Hatteras' subsidiaries.

62.   Please revise Note 17 on page F-23 and Note 21 on page F-35 to more clearly disclose the nature of the specific intangibles you intend to record upon acquisition of ICH. Please also revise your disclosure to clarify the basis for the anticipated weighted average life of 15 years as disclosed on page F-23 and why it appears to be significantly longer than the five years disclosed in ICH's financial statements related to forgivable loans on pages F-120 and F-140.

63.   Please revise Note 20 on page F-23 and Note 24 on page F-35 to disclose the nature of the specific intangibles you intend to record upon acquisition of Summit. Please also revise your disclosure to clarify the basis for the anticipated weighted average life of nine years.

64.   Please tell us why you believe it is appropriate to include an adjustment for the transaction expenses incurred related to Cetera in Note 23 on page F-20 and Note 27 on page F-28 and again in Note 34 on page F-21 and Note 37 on page F-32 since they would not appear to have a continuing impact on your results of operations. To the extent you continue to believe this adjustment is appropriate under Item 11-02(b)(6) of Regulation S-X, please revise Note 34 on page F-21 to provide a tabular disclosure of each item included in the adjustment separately by the company it relates to. Otherwise, please revise to omit this adjustment.

65.   Please revise Note 28 on page F-24 and Note 32 on page F-36 to more clearly disclose
        the nature of the specific intangibles you intend to record upon acquisition of J.P. Turner.
        Please also revise your disclosure to clarify the basis for the anticipated lives of these
        assets.

66.   Please revise Note 31 on page F-24 and Note 35 on page F-36 to disclose the nature of
        the specific intangibles you intend to record upon acquisition of First Allied. Please also
        revise your disclosure to clarify the basis for the anticipated weighted average life of 13
        years and why it appears to be significantly longer than the seven to eight years disclosed
        in First Allied's financial statements on page F-350 for its historical intangible assets.

67.   Please tell us how you concluded that it was appropriate to eliminate the management fee
        in your pro forma presentation at both September 30, 2013 and December 31, 2012. In
        this regard, while you present a pro forma loss here it is unclear whether that will
        continue to be the situation on a recurring basis. If you anticipate incurring a loss in the
        future on a recurring basis, please revise your disclosures to specifically state that fact.

Unaudited Pro forma Consolidated Statement of Operations, December 31, 2012

Notes to Unaudited Pro Forma Consolidated Statement of Operations, page F-34

68.   Please revise your disclosure to explain why the pro forma earnings per share reported for
        RCAP on pages F-27, F-29, and F-31 is not the same as the earnings per share reported
        on page F-44.

RCS Capital Corporation and Subsidiaries, page F-53

Notes to Consolidated Financial Statements, page F-58

Note 7. Commitments and Contingencies, page F-65

Legal Proceedings, page F-65

69.   We note your disclosure that you cannot predict "with certainty" what the eventual loss
        or range of loss related to your legal proceedings will be; however, this wording appears
        to be a higher threshold than that required by ASC 450-20. Please revise your future
        filings to specifically state whether it is possible to estimate a range of loss related to any
        of your legal proceedings. If so, revise to disclose your estimate of the reasonably
        possible range of loss.

Note 9. Earnings Per Share, page F-66

70.   Your disclosure on page 97 indicates that the LTIP units share in the profits of the
        company, but you disclose here that they are accounted for as stock compensation.

Further, we note your disclosure on page 97 that the LTIP units can convert into Class A common stock once they are fully earned. Please tell us and revise to more clearly disclose how you have contemplated the existence of the LTIP units, both at September 30, 2013 and December 31, 2012, in your computation of basic and diluted earnings per share. Please also clarify when these units would be considered "economically equivalent" to a Class C unit.

Note 11. Affiliate Transactions, page F-67

71.   We note that you account for the LTIP units issued to the management company as stock compensation. Please provide us your detailed analysis as to how you concluded that these units were akin to stock compensation and were not profit units that should be accounted for under ASC 710, or expensed as incurred. To the extent you believe that ASC 505 applies to these awards, please tell us how you concluded that any changes to your financial statements as a result of a change in accounting was not an error that should be corrected in prior period financial information.

Hatteras Funds Combined Financial Statements, page F-75

Notes to Combined Financial Statements, page F-83

Note 2. Summary of Significant Accounting Policies, page F-84

Intangible Assets, page F-85

72.   We note the disclosure regarding the impairment of goodwill due to the failure of Hatteras Alternative Mutual Funds, LLC to reach expected earn out payment targets. We also note the disclosure in the following paragraph that goodwill was not impaired. Please revise to reconcile this apparent inconsistency. Tell us whether a goodwill impairment analysis was performed when certain of the earn out targets were not met in addition to performing the annual impairment test. For any impairment test performed during the year, tell us whether the fair value of the reporting unit was less than its carrying amount.

73.   We note that Hatteras presents non-controlling interests in their financial statements. However, we did not note any discussion of subsidiaries within footnote 2. Please tell us, and, if material to an investor's understanding of your business, revise these financial statements to disclose a description of subsidiaries owned, and identify the subsidiaries to which the non-controlling interests relate.

Hatteras Funds Combined Financial Statements as of and for the Nine-Month Period Ended September 30, 2013, page F-94

Notes to Combined Financial Statements, page F-101

Note 3. Related Party Transactions, page F-104

74.   We note your disclosure that Morgan Creek Capital Management (MCCM) is entitled to a portion of incentive fees earned by Hatteras Master Fund and that these fees are subject to loss depending on the performance of Core Alternatives Fund. Please tell us whether any incentive fee revenue earned and included in your financial statements is subject to loss under the same or similar terms as MCCM. If so, please revise to disclose the amount of revenue recorded that is subject to loss at the reporting date.

Investors Capital Holdings, LTD. and Subsidiaries

Notes to Consolidated Financial Statements, page F-116

Note 14 – Income Taxes, page F-127

75.   Investors Capital Holdings, Ltd. reports a valuation allowance of approximately $500 thousand at both March 31, 2013 and September 30, 2013 and discloses here that their deferred tax assets are assessed for "reliability" rather than their ability to be realized through future taxable income. Disclosure also indicates that management concluded that it is more likely than not that it will realize a significant portion of its deferred tax assets, including approximately $1.7 million that they believe to be more likely than not to be realized as a result of projected taxable income in future periods. Please reconcile the $1.7 million referred to in the disclosure on page F-127 to the table detailing the total deferred tax assets at the top of that page. Considering their significant ongoing losses through September 30, 2013, please revise future filings and tell us in detail how management concluded that a partial rather than a full valuation allowance was appropriate, given your continuing operating losses and the negative objective factors discussed on page F-127 and page F-141. More clearly identify the positive objective evidence considered, and explain how it outweighed the significant negative evidence. As part of the response, tell us and clearly disclose in future filings the extent to which management is relying on future taxable income versus other tax planning strategies in determining that less than a full valuation allowance is appropriate.

Cetera Financial Holdings, Inc. and Subsidiaries…page F-173

Consolidated Statements of Changes in Stockholder's Equity, page F-177

76.   Please revise to provide a roll forward of changes in the convertible preferred stock. As a related matter, Cetera discloses certain amounts were recorded related to the beneficial

conversion of the preferred stock during the year ended December 31, 2012 and the nine months ended September 30, 2013 but does not disclose any shares issued related to the conversion for either period. Please clarify the extent to which some amount of the preferred stock was redeemed, and if so, tell us and disclose how the appropriate amount of adjustment related to the beneficial conversion feature was determined.

Note 2: Summary of Significant Accounting Policies – Revenue Recognition, page F-182

77.   Cetera discloses here that commissions payable related to the transactions on which they report commission revenues are recorded based upon estimated payout ratios for each product as commission revenue is accrued. However, Cetera's commission expense ranges between 130% to 134% of their commission revenue for each of the annual and interim periods presented. Please clarify whether the amounts presented as commission expense on Cetera's Statements of Operations are based solely on transactions reflected in their commission revenues line item. Revise to clearly disclose the extent to which certain of the amounts paid as commission expense are paid based on other transactions reported in other revenue line items, providing quantification as applicable. Alternatively, to the extent that commissions are paid on transactions for which revenue is recorded in multiple line items for a given transaction, disclose that fact, providing appropriate quantification.

First Allied Holdings, Inc.

Consolidated Financial Statements, page F-318

78.   Please address the following related to the presentation of these financial statements:

- Clarify why you present the period from August 1, 2011 to December 31, 2011 in these financial statements but present the period from November 1 to December 31, 2011 as the successor period in First Allied Securities' financial statements.
- Tell us whether you have accounted for the purchase of FAS Holdings by First Allied Holdings as a reverse acquisition pursuant to ASC 805-40 or a reverse recapitalization, and if not accounted for using either of these treatments, explain why not. Provide your analysis as to which company is the accounting acquirer and which is the accounting acquiree in this transaction. In this regard, we note that First Allied Holdings appears to be a company that was formed for the purpose of acquiring FAS Holdings, Inc. on November 1, 2011, or had little to no business activity prior to the transaction. Revise to more clearly disclose how this transaction is accounted for and reflected in the presentation.
- Tell us whether First Allied Holdings and FAS Holdings, Inc. were entities under common control at the time of the merger.

Unaudited Consolidated Financial Statements for the Period Ended September 30, 2013, page F-337 of First Allied Holdings, Inc.

79. Disclosure on page F-344 indicates that following its acquisition by RCS' parent, First Allied Holdings, Inc. maintained its previous accounting structure and no additional goodwill or intangibles were recorded. Given the acquisition of 100% of First Allied Holdings by RCS's parent during 2013, please clarify whether you have used the push down basis of accounting in these stand-alone financial statements as of September 30, 2013. If not, please revise your financial statements to do so, and provide the relevant presentation and disclosure required by ASC 805-50-S99-1. If so, tell us and revise to disclose how you concluded that maintaining the company's previous accounting structure was appropriate and why no additional goodwill or intangibles were required to be recorded as a part of the transaction.

Exhibits

80. Please add the financing commitment from Barclays and the other banks filed as Exhibit 10.19 to your 10-K for the fiscal year ended December 31, 2013 as an exhibit to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rebekah Lindsey at (202) 551-3303 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Christian Windsor, Special Counsel at (202) 551- 3419 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn for

Suzanne Hayes
Assistant Director